Exhibit 99.1

Today August 20, 2025; Hotel101 Global entered into definitive binding agreements to develop Hotel101 in Cambodia

Hotel101-Phnom Penh Cambodia is set to have approx 700 rooms with 30 floors to rise in a prime 2,033 square meters commercial land at Tonle Bassac, a vibrant riverfront economic and cultural hub near the popular upscale BKK District

Hotel101-Sihanoukville Cambodia is set to have approx 680 rooms to rise in a prime 4,623 square meters commercial land right beside the proposed international convention and exhibition center within the master-planned Bay of Lights coastal development

Hotel101-Phnom Penh and Hotel101-Sihanoukville projects in Cambodia are expected to generate $109.55 Million USD in sales revenue

Hotel101’s entry to the Cambodian market to add to the current hospitality offerings that are now already operating in Cambodia which includes global hotel brands such as Hyatt, Rosewood, Raffles and Shangri-La

Cambodia is seen as a lucrative market for Hotel101 as the country was reported to have received a total of over 6.7 Million international visitors in 2024, and is expected to further grow with the upcoming opening on September 9, 2025 of a brand new Techno International Airport (KTI) in Phnom Penh Cambodia

Hotel101 in Cambodia is the 6th country entered by Hotel101 after Philippines, Japan, Spain, United States and Saudi Arabia and will form part of the long term goal of Hotel101 Global to build a portfolio of 50,000 operating rooms in the Philippines, as part of the overall vision of 1 million operating Hotel101 rooms worldwide spread out across 100 countries globally

Today August 20, 2025, Hotel101 Global Pte. Ltd. (“Hotel101 Global”), the Singapore-headquartered subsidiary of Hotel101 Global Holdings Corp. (ticker NASDAQ:HBNB), a leading asset-light, prop-tech hospitality platform listed on the Nasdaq Stock Exchange entered into definitive agreements with Canopy Sands Development Co., Ltd. (“Canopy Sands Development”), one of Cambodia’s leading real estate developers, to develop two Hotel101 projects in Cambodia, which are expected to be among the largest hotels in the country by number of rooms upon completion.

Canopy Sands Group, being one of the largest local developers in Cambodia, has enabled Hotel101 build on to their prime land in Cambodia. In addition, the arrangement with Canopy Sands Development will also enable Hotel101 to navigate well the local landscape and utilize their existing local sales network in Cambodia.

These landmark developments, the first to be located in Phnom Penh, the capital and commercial hub of Cambodia, and the second to be located at Bay of Lights in Sihanoukville, a burgeoning financial and tourism beacon, mark a pivotal step in Hotel101 Global’s long-term vision to operate 1 million hotel rooms across 100 countries.

Hotel101–Phnom Penh, is set to rise on a 2,033 square meters of prime commercial land, is located in the Tonlé Bassac district of Phnom Penh, a vibrant riverfront economic and cultural hub. With a capacity of approx 700 rooms, this hotel is expected to be one of Cambodia’s largest hotels by number of rooms. Nearby is the popular upscale district of Boeung Keng Kang (BKK), a premier expatriate and business enclave. Hotel101–Phnom Penh is expected to feature Hotel101’s standardized 21-square-meter “HappyRoom” units, equipped with kitchenettes, alongside a range of Hotel101’s signature amenities such as a swimming pool, fitness gym, all-day dining, a business center, function rooms, and commercial spaces. This prime location, close to landmarks such as Aeon Mall 1 and the Independence Monument, positions the hotel to capture Phnom Penh’s growing demand for business and leisure accommodation. Cambodia reported to have received 6.7 million international visitors in 2024, and is expected to further grow with the upcoming Techo International Airport (KTI) slated to open on September 9, 2025. The project is expected to enhance the current hospitality offering that are already operating in Phnom Penh, Cambodia which include global brands such as Hyatt, Rosewood, Shangri-La and Raffles.

Hotel101–Sihanoukville, is set to rise on a 4,623 square meters of prime commercial land within the Bay of Lights, a groundbreaking US$16 Billion, 934-hectare master-planned coastal development led by Canopy Sands Development in Sihanoukville, a key growing tourism hub with stunning beaches. Hotel101–Sihanoukville, with approx 680 rooms, is expected to be the largest hotel in Sihanoukville in terms of number of rooms and is expected to feature the same standardized Hotel101 “HappyRoom” units and amenities as other Hotel101 properties globally. Hotel101–Sihanoukville is strategically positioned right beside the proposed international convention and exhibition center in the Bay of Lights development. Hotel101–Sihanoukville is further enhanced by its proximity, a mere 5 minute drive to the Sihanoukville airport, the third largest international airport in Cambodia, and is expected to complement Sihanoukville’s array of hotel offerings which include global brands such as Accor’s Novotel and Wyndham. In 2024, Canopy Sands Development signed a dual property agreement with Ascott Limited to operate two properties in Bay if Lights, Sihanoukville namely Oakwood Bay of Lights Sihanoukville and Summer Bay Beach Club.

These two Hotel101 projects in Cambodia are expected to generate US$109.55 Million in sales revenue once fully sold, form part of Hotel101 Global’s global expansion strategy, which includes its first three overseas projects under development in Niseko, Japan (482 rooms), Madrid, Spain (680 rooms), and Los Angeles, USA (approx 622 rooms) as well as affiliate Hotel101 hotels in the Philippines. The two Cambodian projects are targeted to be completed by 2028 and are expected to contribute to Cambodia’s economic growth through job creation, foreign investment, and increased tourism, while attracting both local and international buyers under Hotel101’s hassle-free hotel unit ownership model.

THE SITE

1 **VIEW along PREAH NORODOM BOULEVARD towards SAMDECH PREAH SIHANOUK BLVD.**

THE SITE
A=2,033.00SM.
BASAAC RIVER
GONY
UNCLE'S GARDEN RESTAURANT
KHMERPADEL PRINCE TIMES SQUARE
SUN & MOON, RIVERSIDE HOTEL
E SECURITY SERVICE
LE JUDARDINGS DU BASSAL
SCOOTER REPAIR CENTER
BASAAC SOCCER CENTER
THE ICON PROF. BUILDING
EMBASSY OF MALAYSIA
SCORE SPORTS CENTER
PRINCE TIMES SQUARE TEA 81
HUNG HIEP
TO SAMDECH PREAH SIHANOUK BLVD.
PREAH NORODOM BLVD.
TO NATIONAL HWY. 2
TO ST. 369
TO ST. 369
PREAH MONIVONG BRDG.
PREAH MONIVONG BRDG.
PTT GAS STATION
KBAL TNAL HOSPITAL
PPCBANK HEAD OFFICE
TELA CHAMKARMON GAS STATION
MINISTRY OF INTERIOR
CHAMKARMON RESIDENCES
PRINCE CENTRAL PLAZA
TONLE BASSAC II RESTAURANT
TANG KUNG HOLDINGS
STREET 93
DEPARTMENT OF TOURIST POLICE
MINISTRY OF CULTURE & FINE ARTS
HV COFFEE
YOTHAPOLKHEMARAK PHOUMIN BLVD.
STREET 41
STREET 41
CENERAL COMMISSIARIAT OF NATIONAL POLICE
STREET 2CA
TO SAMDECH MONIRETH BLVD.
STREET 93
STREET 93
SOMERSET NORODOM PHNOM PENH

(Perspective and site location of Hotel101-Phnom Penh, Cambodia set to have approx. 700 rooms and 30 floors)

CBD DISTRICT
(74HA)
GATEWAY DISTRICT
(52HA)
THE SITE
A=4,623.00SM
RIVERSIDE DISTRICT
(116 HA)
SEAGATE DISTRICT
(92 HA)
MARINA DISTRICT
(115 HA)
GOLF DISTRICT
(167 HA)
DOWNTOWN WEST
DISTRICT
(98 HA)
DOWNTOWN EAST
DISTRICT
(137 HA)
SOUTH DISTRICT
(83 HA)

(Perspective and site location of Hotel101-Sihanoukville, Bay of Lights, Cambodia set to have approx. 680 rooms)

In photo during the signing of the binding definitive agreement today August 20, 2025 at Hotel101 Global Corporate Office in Singapore are; Carlos Agana – Hotel101 Global Legal Services Director, Catherine Chan – Hotel101 Global Chief Development Officer, Hannah Yulo-Luccini – Hotel101 Global CEO, Jimmy He – Canopy Sands Development Managing Director, David Dobson – Canopy Sands Development Country Head UAE and Senior Investment Director, with other Canopy Sands Group Officers and Hotel101 Global Officers

Forward Looking Statements

This document includes certain “forward-looking statements” within the meaning of securities laws of certain jurisdictions, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this document, including statements regarding the future financial position, business strategy, plans and objectives of management for future operations of Hotel101 Global Holdings Corp. (“HBNB”) and its subsidiaries (the “HBNB Group”), are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, HBNB’s expectations concerning anticipated sales revenues, the location, expected number of rooms and expected project completion dates, the outlook for the HBNB Group’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the HBNB Group. These forward-looking statements are based on the beliefs and assumptions of the management of HBNB. Although HBNB believes that such plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, HBNB cannot assure you that such plans, intentions or expectations will be achieved or realized. Forward-looking statements involve a number of risks, uncertainties and assumptions and actual results or events may differ materially from those projected or implied in those statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, the HBNB Group’s ability to execute on its business model, potential business expansion opportunities in foreign countries and growth strategies, manage future growth, retain and expand customers’ use of its hotel services and attract new customers, and source and maintain talent; risks relating to joint venture partners, including owners of pre-sold condotel units in Hotel101 hospitality projects, who may have interests different from and may take actions that adversely affect the HBNB Group; risks relating to project cost and completion; risks relating to the HBNB Group’s sources of cash and cash resources; risks relating to offering deferred payment schemes, including the risk of customer default; the HBNB Group’s ability to effectively compete in the highly competitive hospitality industry; any declines or disruptions in the travel and hospitality industries or economic downturn; applicable laws and regulations to real estate development and marketing activities and hotel operation and management activities in the jurisdictions where the HBNB Group has operations or intends to expand into; and other risks and uncertainties discussed in HBNB’s Shell Company Report on Form 20-F filed with the U.S. Securities and Exchange Commission on July 7, 2025 and under the heading “Risk Factors” in HBNB’s registration statement on Form F-4 (File No.: 333-287130) and other documents to be filed by HBNB from time to time with the U.S. Securities and Exchange Commission.

The foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should any of HBNB’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that are not presently known to HBNB or that HBNB currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. HBNB cautions you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date hereof. Forward-looking statements set forth herein speak only as of the date of this document. HBNB does not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that HBNB will make additional updates with respect to that statement, related matters or any other forward-looking statements.

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